## Contact

www.linkedin.com/in/swupnil
(LinkedIn)
swupnil.com (Personal)

## Top Skills

Statistics
Machine Learning
Mandarin

## Languages

English (Native or Bilingual)
Hindi (Native or Bilingual)
Chinese (Professional Working)
Spanish (Limited Working)

## Honors-Awards

WWDC 2016 Scholarship
Dean's Fellowship
Regents' and Chancellor's
Scholarship

## Publications

Estimating Personal Network Size
with Non-random Mixing via Latent
Kernels

Expectation propagation as a way
of life: A framework for Bayesian
inference on partitioned data

Topics in Computational Bayesian
Statistics with Applications to
Partitioned Data in Astronomy and
Sociology

## Patents

Learning-Based 3D Property
Extraction

Estimating Object Properties Using
Visual Image Data

# Swupnil Sahai

CEO at SwingVision | Lecturer at UC Berkeley
Menlo Park, California, United States

## Summary

Building SwingVision, the mobile AI platform that helps athletes
experience sports like a pro.

2023 Apple Design Award, Editors' Choice and featured in the 2021
iPhone & iPad Keynotes.

Previously, I built patented AI for 3D object tracking at Tesla
Autopilot.

———

## Experience

**SwingVision**
Co-Founder and CEO
June 2019 - Present (5 years)
San Francisco, California

Automated stats, highlights & officiating using just your iPhone. 2023 Apple
Design Award, Editors' Choice and featured in the 2021 iPhone & iPad
Keynotes.

Venture backed by Techstars, Sony, Tennis Australia, Andy Roddick & the Co-
Founders of MyFitnessPal.

**University of California, Berkeley**
Lecturer
August 2019 - Present (4 years 10 months)
Berkeley, California

Data 8: Foundations of Data Science. Teaching intro stats and python to
2000+ students from across 40+ majors. Currently the largest course on
campus!

**Tesla**
Sr. Computer Vision Engineer, Autopilot
October 2017 - January 2019 (1 year 4 months)
Palo Alto, California

Developed patented deep learning for 3D object tracking from a single camera. Led the Vision team's contribution to the 360-degree surround view in the instrument cluster and vastly improved longitudinal control & safety (e.g. stationary approach, false slowdowns).

### Tesla
Computer Vision Intern, Autopilot
May 2016 - August 2016 (4 months)
Palo Alto, California

Built a neural network to predict the future path of the car by training on customer driving/IMU data. Reported to David Nister, VP of Autopilot Vision.

### Tesla
Data Science Intern, Reliability
May 2015 - August 2015 (4 months)
Palo Alto, CA

Built an internal Python module to help reliability engineers run automated Bayesian analyses (e.g. Weibull mixture models, hypothesis testing with small sample sizes) of vehicle component failure data.

### Apple
Finance Intern
May 2011 - August 2011 (4 months)
Miami, Florida

Automated the conversion of Apple's Latin America financial databases into reports for quarterly earnings calls.

_____

# Education

Columbia University in the City of New York
Ph.D., Statistics · (2013 - 2017)

University of California, Berkeley
B.A. Honors, Economics, Applied Mathematics, and Statistics, Economics, Applied Mathematics, and Statistics · (2009 - 2013)

Saratoga High School
High School Diploma, Highest Honors · (2006 - 2009)